UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ENERGY FOCUS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29268T102

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The rest of this cover page shall not be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29268T102

1	NAME OF REPORTING PERSON: Welch & Forbes LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 04-3573806
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Organized under the laws of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,305,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,305,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 29268T102

ITEM 1(a).	NAME OF ISSUER:
ENERGY FOCUS, INC.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
32000 Aurora Road, Solon, OH 44139
ITEM 2(a).	NAME OF PERSON FILING:
Welch & Forbes LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
45 School St., Boston, MA 02108
ITEM 2(c).	CITIZENSHIP:
Welch & Forbes LLC - Organized under the laws of Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
29268T102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:
	(a)	[] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
	(f)	[] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
	(g)	[] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
	(h)	[] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).
	(k)	[] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
1,305,848
	(b)	Percent of class:
6%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
1,305,848
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
1,305,848
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following .
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b).
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Todd R. Jundi, Chief Compliance Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 11, 2011

Date
Welch & Forbes LLC
Todd R. Jundi

Signature
, Chief Compliance Officer

Name/Title

CUSIP No.: 29268T102
* All of the shares on this statement are owned by investment advisory clients of Welch & Forbes. In its role as investment advisor, Welch & Forbes shares voting and dispositive power with respect to these shares.